October 21, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Sonia Bednarowski
Justin Dobbie
Sasha Parikh
Angela Connell

Re:	Oyster Point Pharma, Inc.
Draft Registration Statement on Form S-1
Submitted on July 25, 2019
CIK No. 0001720725

Ladies and Gentlemen:

On behalf of our client, Oyster Point Pharma, Inc. (the “Company”), we submit this letter in response to Comment 6 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 21, 2019 relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (the “Submission No. 5”). For the Staff’s reference, we have included both a clean copy of Submission No. 5 and a copy marked to show all changes from the Registration Statement filed on October 15, 2019.

In this letter, we have recited the relevant comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 5.

Draft Registration Statement on Form S-1

6.

We note your disclosure on page 28 that Pfizer owns three U.S. patents covering Chantix, its varenicline tartrate product. Please expand your discussion in this risk factor or a separate risk factor to describe in detail how Pfizer’s patents may limit the type of patent protection you are able to receive for OC-01, and provide a summary of this risk in your prospectus summary section. Alternatively, tell us why this is not necessary.

Securities and Exchange Commission

October 21, 2019

The Company respectfully advises the Staff that on October 18, 2019, it entered into a non-exclusive patent license agreement (the “License Agreement”) with Pfizer Inc. (“Pfizer”). Pursuant to the License Agreement, Pfizer granted the Company non-exclusive rights under Pfizer’s patent rights covering varenicline tartrate and related salts thereof, including U.S. Patent Nos.: 7,265,119 and 6,890,927 to develop, manufacture and commercialize its OC-01 varenicline product candidate for the treatment of any ophthalmic disease or condition via nasal administration in the United States.

The Company further advises the Staff that it has revised the disclosure on pages 5, 26, 27, 28, 29, 33, 34, 70 and 106 of Submission No. 5 to reflect the signing of the License Agreement. The Company has also filed a redacted version of the License Agreement as an exhibit to Submission No. 5.

* * * *

Securities and Exchange Commission

October 21, 2019

Please direct any questions with respect to this filing to me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH &

ROSATI

Professional Corporation

/s/ Megan J. Baier

Megan J. Baier

cc:	Jeffrey Nau, Ph.D., M.M.S., Oyster Point Pharma, Inc.

Daniel Lochner, Oyster Point Pharma, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Brian J. Cuneo, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP